EXHIBIT 99.1

For Immediate Release	Contact: Mr. Gates Little
(256) 543-3860
February 14, 2006

THE SOUTHERN BANC COMPANY, INC. ANNOUNCES

SECOND QUARTER EARNINGS

The Southern Banc Company, Inc. (OTCBB:SRNN), the holding company for The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama, announced net income of $51,000, or $0.06 per basic and diluted share, for the quarter ended December 31, 2005. This compared to net income of $113,000, or $0.14 and $0.13 per basic and diluted share, respectively, for the quarter ended December 31, 2004.

For the six month period ended December 31, 2005, net income was $168,000, or $0.21 per basic and diluted share. This compared to net income of $252,000, or $0.30 and $0.29 per basic and diluted share, respectively, for the six month period ended December 31, 2004.

Gates Little, President and Chief Executive Officer of the Company, stated that the decrease in net income and earnings per share for the six month period ended December 31, 2005 resulted primarily from a decrease in net interest margin after provision for loan losses of approximately $240,000 when compared to the same period in 2004. This decrease was offset in part by an increase in total non-interest income of approximately $115,000.

The Company’s total assets at December 31, 2005 were approximately $103 million.

The Bank has four offices located in Gadsden, Albertville, Guntersville, and Centre, Alabama. The stock of The Southern Banc Company, Inc. is listed on the OTC Bulletin Board.

Certain statements in this release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project,” “continue,” or the negatives thereof, or other variations thereon or similar terminology, and are made on the basis of management’s plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, the Company’s financial performance and could cause actual results to differ materially from those expressed or implied in such forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

(Selected financial data attached)

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollar Amounts in Thousands)

	December 31, 2005	June 30, 2005
ASSETS

CASH AND CASH EQUIVALENTS	$4,823	$4,107

SECURITIES AVAILABLE FOR SALE, at fair value	57,011	59,403
SECURITIES HELD TO MATURITY, at amortized cost, fair value of $3,149 and $3,779, respectively	3,068	3,660
FEDERAL HOME LOAN BANK (FHLB) STOCK	509	509
LOANS RECEIVABLE, net of allowance for loan losses of $145 and $135, respectively	35,446	35,531
PREMISES AND EQUIPMENT, net	1,108	608
ACCRUED INTEREST AND DIVIDENDS RECEIVABLE	465	441
PREPAID EXPENSES AND OTHER ASSETS	478	552

TOTAL ASSETS	$102,908	$104,811

LIABILITIES

DEPOSITS	$80,958	$81,736
FHLB ADVANCES	5,667	6,083
OTHER LIABILITIES	222	289

TOTAL LIABILITIES	86,847	88,108

STOCKHOLDERS’ EQUITY: Preferred stock, par value $.01 per share 500,000 shares authorized, shares issued and outstanding— none	0	0
Common stock, par value $.01 per share, 3,500,000 authorized, 1,454,750 shares issued	15	15
Additional paid-in capital	14,007	13,998
Shares held in trust, at cost, 39,800 and 49,355 shares, respectively	(757)	(868)
Retained earnings	11,732	11,696
Treasury stock, at cost, 618,734 and 595,090 shares, respectively	(8,320)	(7,923)
Accumulated other comprehensive loss, net	(616)	(215)

TOTAL STOCKHOLDERS’ EQUITY	16,061	16,703

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$102,908	$104,811

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollar Amounts in Thousands, except per share data)

	Three Months Ended December 31,		Six Months Ended December 31,
	2005	2004	2005	2004
INTEREST INCOME:

Interest and fees on loans	$$503	$516	$999	$1,036
Interest and dividends on securities available for sale	642	645	1,280	1,299
Interest and dividends on securities held to maturity	49	70	96	141
Other interest income	26	12	54	22

Total interest income	1,220	1,243	2,429	2,498

INTEREST EXPENSE:
Interest on deposits	580	478	1,110	933
Interest on borrowings	67	75	138	154

Total interest expense	647	553	1,248	1,087

Net interest income before provision for loan losses	573	690	1,181	1,411
Provision for loan losses	0	5	15	5

Net interest income after provision for loan losses	573	685	1,166	1,406

NON-INTEREST INCOME:
Fees and other non-interest income	94	42	163	81
Gain on sale of securities	0	33	66	33

Total non-interest income	94	75	229	114

NON-INTEREST EXPENSE:
Salaries and employee benefits	350	342	645	647
Office building and equipment expenses	59	39	113	80
Other operating expense	182	194	373	380

Total non-interest expense	591	575	1,131	1,107

Income before income taxes	76	185	264	413
PROVISION FOR INCOME TAXES	25	72	96	161

Net Income	$51	$113	$168	$252

EARNINGS PER SHARE:
Basic	$$0.06	$0.14	$0.21	$0.30
Diluted	$$0.06	$0.13	$0.21	$0.29

DIVIDENDS DECLARED PER SHARE	$$0.0875	$$0.0875	$$0.1750	$$0.1750

AVERAGE SHARES OUTSTANDING:
Basic	789,624	823,273	797,259	838,767
Diluted	802,419	845,150	811,970	860,639

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands)

	For The Six Months Ended December 31,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$168	$252
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	47	19
Amortization (accretion), net	25	40
Amortization of unearned compensation	0	77
Provision for loan losses	15	5
Net (gain) loss on sale of secondary market loans	(9)	5
Gain on sale of securities	(66)	(33)
Proceeds from sale of secondary market loans	1,701	551
Loans originated for secondary market	(1,692)	(556)
Change in assets and liabilities:
Increase in accrued interest & dividends receivable	(24)	(10)
Increase in other assets	(4)	(86)
(Decrease) increase in other liabilities	(219)	33

Net cash provided by (used in) operating activities	(58)	297

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available for sale	(6,641)	(11,263)
Proceeds from maturities, principal payments, and sales of securities available for sale	8,457	9,910
Proceeds from maturities and principal payments on securities held to maturity	597	846
Proceeds from sale of FHLB stock	0	281
Net loan repayments	70	1,992
Capital expenditures, net	(96)	(6)

Net cash provided by investing activities	2,387	1,760

CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in deposits, net	(779)	1,764
Dividends paid	(132)	(147)
Proceeds from exercise of stock options	112	320
Purchase of options to fund trust	0	(864)
Purchase of Treasury Stock	(397)	0
Decrease in FHLB advances, net	(417)	(417)

Net cash (used in) provided by financing activities	(1,613)	656

Net increase in cash and cash equivalents	716	2,713

CASH AND CASH EQUIVALENTS, beginning of period	4,107	5,734

CASH AND CASH EQUIVALENTS, end of period	$4,823	$8,447

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$161	$50

Interest	$1,247	$1,090

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